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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO.2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Peregrine Systems, Inc.

                                (Name of Issuer)


                          Common Stock, $.001 Par Value


                         (Title of Class of Securities)
                                    71366Q101


                                 (CUSIP Number)

                   Mark Nelson Brian                M. Hand, Esq.
                1481 Sage Canyon Road              Nordlicht & Hand
                St. Helena, CA 94574               645 Fifth Avenue
                   (707) 738-8941                 New York, NY 10022
                                                   (212) 421-6500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 1     Names of Reporting Persons.

       Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship I.R.S. Identification Nos. of Above Persons (entities only).


 2     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a).................................................................  [ ]
       (b).................................................................  [ ]


 3     SEC Use Only........................................................

 4     Source of Funds (See Instructions)  PF..............................


 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


 6     Citizenship or Place of Organization

        United States citizens

     Number of
     Shares
     Beneficially     7   Sole Voting Power.........................  17,469,400
     Owned by         8   Shared Voting Power.......................  0
     Each             9   Sole Dispositive Power....................  17,469,400
     Reporting       10   Shared Dispositive Power..................  0
     Person
     With

 11    Aggregate Amount Beneficially Owned by Each Reporting Person..17,469,400*

 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [  ]

 13    Percent of Class Represented by Amount in Row (11)

      9.08% (based on the number of shares of Issuer Common Stock outstanding as of December 31, 2001).


14    Type of Reporting Person (See Instructions)  IN


*Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock of Peregrine Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. 1,000,000 of such shares are owned by the Sine Nomine Foundation (the "Foundation"), of which Mark Nelson is the trustee. The Foundation was created and funded solely by


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Mark Nelson and Dana Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

Item 1.   Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $.001 per share, of Peregrine Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3611 Valley Centre Drive, San Diego, CA 92130.

Item 2.   Identity and Background.

          (a) The name of the person filing this statement is Mark Nelson on behalf of Mark Nelson and Dana Johnson.

          (b) The Filer's residence address is 1481 Sage Canyon Road, St. Helena, CA 94574.

          (c)  The Filer's principal occupation is a private investor.

          (d) During the past five years, neither Mark Nelson nor Dana Johnson has been convicted in a criminal proceeding.

          (e) During the past five years, neither Mark Nelson nor Dana Johnson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f) United States Citizens

Item 3.   Source and Amount of Funds or Other Consideration.

       Please see # 4 on the attached cover page, incorporated herein.

Item 4.  Purpose of Transaction.

          The acquisition of the securities by the reporting person have been acquired for general investment purposes, with no intent to alter the management of the Issuer.

       (a-j) Not applicable.

Item 5.   Interest in Securities of the Issuer.

         (a) Mark Nelson and Dana Johnson, together with the Sine Nomine Foundation, own 17,469,400 shares of common stock, par value $.001 per share, of the Company, equivalent to approximately 9.08% of the common stock of such class.

         (b) Mark Nelson and Dana Johnson have the sole power to direct the vote of all such shares.

         (c) The transactions in the Issuer Common Stock that were effected by the Filer during the past 60 days were the following:
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                  (i) Purchase by Mark Nelson and Dana Johnson of 12,000,000
shares at $0.97 per share on May 6, 2002;

                  (ii) Purchase by Sine Nomine Foundation of 1,000,000 shares at $0.87 per share on May 9, 2002;

                  (iii) Purchase by Mark Nelson and Dana Johnson of 1,224,900 shares at $1.54 per share on May 15, 2002;

                  (iv) Purchase by Mark Nelson and Dana Johnson of 1,325,500 shares at $1.44 per share on May 20, 2002;

                  (v) Purchase by Mark Nelson and Dana Johnson of 772,800 shares at $1.51 per share on May 21, 2002;

                  (vi) Purchase by Mark Nelson and Dana Johnson of 421,400 shares at $1.52 per share on May 22, 2002;

                  (vii) Purchase by Mark Nelson and Dana Johnson of 14,800 shares at $1.51 per share on May 23, 2002; and

                  (viii) Purchase by Mark Nelson and Dana Johnson of 710,000 shares at $1.61 per share on May 24, 2002.

         (d)  Not applicable.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              None.

Item 7.  Materials to be Filed as Exhibits.

              None.
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 2002
      __________________________


Signature:  /s/ Mark Nelson
            ------------------------
                Mark Nelson